November 9, 2009

Mr. Min S. Oh

Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company
Phoenix Guaranteed Income Edge
Initial Registration Statement filed on Form S-1
File No. 333-161382

Dear Mr. Oh:

Below please find our responses to the staff’s written comments dated October 16, 2009 regarding the initial registration statement filed on Form S-1, File No. 333-161382. All changes referenced in this letter are reflected in Pre-effective Amendment No. 1 to the Registration Statement on Form S-1 filed today.

GENERAL

1. Phoenix Variable Insurance Company currently has an effective registration statement for a similar product also referred to as the “Phoenix Guaranteed Income Edge” (“Income Edge I.”) Therefore, to limit confusion among prospective purchasers, please consider revising the name of this product in order to better distinguish it from Income Edge I.

RESPONSE: We prefer to retain the name “Phoenix Guaranteed Income Edge”. We do not believe the name will cause confusion among prospective purchasers as each offering will be available only to clients of the particular investment advisors for which the guarantee is available as an adjunct to that advisor’s advisory program. However, to reduce any possibility of confusion we have prominently noted at the top of the cover page of the prospectus that the product is available to clients of Investors Capital Advisory Services.

2. Please use the parenthetical “(or, if you have purchased the Spousal Income Guarantee, you and your spouse)” consistently throughout the prospectus, for example, between “while you” and “are still living” in the last bullet point under “Income Edge Lifetime Income Payments” on page 7.

RESPONSE: We have made the requested revision.

3. Please provide all defined terms consistently throughout the prospectus. Please note the following as only some examples of inconsistent use of defined terms.

•

In the fourth paragraph on page 4, “Account” means the Investors Capital Investor Protector investment advisory account, but note the use of “Investor Protector Program” and just “Program” in the second bullet point under “Withdrawals” on page 8.

•	See comment 9.f.i. below.

•	Compare use of the following terms: “Asset Allocation Strategies” (last paragraph on page 12); “Model Portfolios” (page 13); and “asset allocation portfolios” (last paragraph on page 14).

•

The second paragraph following the second example on page 25 refers to the “annual amount of income payments” in lieu of just “Retirement Income Amount.” “Excess Withdrawals” in lower case on page 28 although it is defined on page 19.

RESPONSE: We have revised the prospectus disclosure for consistency in terminology. We note that, with respect to the final example above, the “annual amount of income payments” referenced are the lifetime payments that begin when the Account goes to zero; whereas the Retirement Income Amount is the percentage of the Retirement Income Base available for withdrawal even when the Account value is greater than zero.

4. Please explain to the staff whether Phoenix intends to offer additional similar products through separate registration statements or simply adding them to this registration statement.

RESPONSE: Where the insurance certificate will be available with advisory programs of unrelated investment advisors with different distributors, we anticipate offering the certificates through separate registration statements. Where additional distributors may be engaged to sell the certificate related to an advisory program provided by a particular investment advisor, we anticipate either adding disclosure about the new distribution to an existing prospectus, or adding a new prospectus to an existing registration statement, as appropriate.

PROSPECTUS

5. The latter part of the fourth sentence in the second to last paragraph of the outside front cover page states, “to date, no conclusions have been reached on these issues.” Therefore, please update the staff as to any change in status of your request for a ruling on the tax treatment of the Income Edge by the Internal Revenue Service.

RESPONSE: The IRS has recently issued relevant Private Letter Rulings. We have revised the cover page and tax section disclosure accordingly.

6. Phoenix Guaranteed Income Edge (Income Edge) (page 4).

The first sentence of the second paragraph includes an “and/or.” Please clarify the statement either here or at least in the fuller discussion under “How do you Purchase An Income Edge?” on page 11, i.e., under what circumstances is it both entities and under what circumstances is it just one of them.

Please apply the same as to the issuance of individual annuity contracts in the third sentence and also disclose any differences between contract and certificate owners in terms of their rights or obligations of the company.

RESPONSE: We have made the first requested clarification and have removed reference to issuance of an individual annuity contract.

7. Summary of Income Edge (page 4)

a) The prospectus notes in the second paragraph of the preamble to this section that the benefit is “subject to certain conditions.” The most notable of these are limits on annual withdrawals and the requirement to invest all amounts in the account in one of certain asset allocation models. Please note this fact in the preamble to the summary.

RESPONSE: We have added the requested disclosure to the preamble.

b) The fourth sentence of the first bullet point under “How Does the Income Edge Work?” states that Retirement Income Base (“RIB”) is equal to the Account value on the Certificate Effective Date. Please include appropriately risk disclosure regarding this statement under “Risk Factors” beginning on page 7, i.e., risk that Account value may drop from time account is opened until Income Edge is elected and effective as suggested by the second example on page 21 and as provided in last sentence of first bullet point under “Timing Issues” on page 9.

RESPONSE: We have added disclosure describing the possibility of Account value changes between the day the Account is opened and the Certificate Effective Date.

c) Please clarify with the staff whether a bullet point should be provided under “How Does the Income Edge Work?” in this prospectus, which provides similar disclosure to that provided in the second bullet point under the same sub-section in the Income Edge I prospectus.

Please apply the same to “Timing Issues” sub-section in this prospectus compared to second bullet point of same sub-section in the Income Edge I prospectus.

RESPONSE: The impact of funding an Account on a day other than the Certificate Effective Date is different for this offering than it was as described in the Income Edge I prospectus. However, because the certificate can be purchased on a day other than the day the Account is opened and fee deductions and market movement can change the Account value, we have further clarified that the Retirement Income Base on the Certificate Effective Date may not be the same as the initial contribution to the Account.

d) The definition for an Annual Optional Increase is referred to many times in the summary, the definition section only refers the reader to the page, requiring the reader to flip the pages multiple times to understand what the term means. Please either define terms when first used, cross reference them when first used to the section where the definition is found or, if reference to the definitions section is made, revise the definitions section to actually include the definition.

RESPONSE: We note that the first paragraph of the prospectus directs the reader to the table of defined terms which includes the term and the page on which it is best defined. We have also defined certain terms where first used.

e) The first paragraph of the “How Does the Income Edge Work?” subsection, the prospectus refers to “Covered Assets,” which is defined as assets that are “invested in accordance with one of the four Model Portfolios established by Investors Capital.” It is unclear whether this has the same meaning as assets that, as described in the first paragraph of the Risk Factors section, are invested in compliance with the Permitted Ranges. Please clarify with the staff whether this is the case and, if so, please consider using one term or the other in order to minimize the number of defined terms and avoid confusion.

RESPONSE: “Covered Assets” are the assets invested in accordance with one of the four Model Portfolios established by Investors Capital which must also be invested in accordance with the Permitted Ranges. We have revised the disclosure throughout the prospectus for consistency on this point.

f) Under “How is the Income Edge fee percentage for my certificate determined” on page 6, please include a fee table reflecting both current and maximum fees of the various Model Portfolios applicable to the Individual Income and Spousal Income Guarantees as was provided in the “What Does the Income Edge Cost?” subsection of the Income Edge I prospectus.

Moreover, when describing the Income Edge fee, please be clear as to the duration of any applicable fees, i.e., up through or also after the Retirement Income Date (“RID”).

RESPONSE: We have revised the description of the Income Edge fee to indicate that it applies at all times while the certificate is in effect and the Account value is greater than zero. We have added a fee table showing the maximum fee for each Model Portfolio and for the individual and spousal guarantees. We believe that the existing disclosure of the maximum fee provides the reader with the material information about the fee level relevant to the purchase decision as well as decisions regarding other transactions that can impact the fee level for the certificate in compliance with the Securities Act of 1933. Any lower fee available at the time of purchase would be disclosed to a purchaser by means of a current rate sheet to be filed as a “free writing prospectus” under Rule 433 of the Securities Act of 1933 or to be used as supplemental sales literature. Any information in such a free writing prospectus would be supplemental to and not inconsistent with information contained in the statutory prospectus. Additionally, the fee applicable to the initial purchase will be contained in the insurance certificate itself.

g) In the same subsection, the prospectus notes that pricing may change after the investor applies for the contract. Please clarify what opportunity the investor will be given to review the pricing information before enrollment and also to clarify with the staff how the provision of that information will comply with the Securities Act of 1933.

RESPONSE: Any lower fee available at the time of purchase would be disclosed to a purchaser by means of a current rate sheet to be filed as a “free writing prospectus” under Rule 433 of the Securities Act of 1933 or to be used as supplemental sales literature. Any information in such a free writing prospectus would be supplemental to and not inconsistent with information contained in the statutory prospectus. Additionally, the fee applicable to the initial purchase will be contained in the insurance certificate itself. The fee in effect upon transfer can be obtained by requesting the then current rate sheet described above. The fee in effect at the time of an Annual Optional Increase will be disclosed in a notice PHL Variable will send to customers in advance of their Certificate Anniversary Dates.

h) The prospectus notes in the second bullet point in this subsection that noncompliant withdrawals reduce the RIB on a pro-rata basis. For clarity, please make it clear this means that noncompliant aggregate withdrawals taken when the Account value is less than the RIB means that the withdrawals will reduce the RIB on more than a dollar for dollar basis. Please also note this in the third bullet of the “How Does the Income Edge Work” subsection of the summary.

RESPONSE: We have added responsive disclosure to the fourth bullet point under “How does the Income Edge Work” along with a cross reference to the “Withdrawals from your Account” section and elsewhere in the prospectus.

i) Under “Additional fees related to your Account” on page 6, please explain to the staff the difference between the Investors Capital Advisory fee portion of the Investor Protector Program and the financial advisor consulting fee.

RESPONSE: The Investors Capital Advisory Services fee is a platform fee that covers management of the accounts and trading/custodial costs and the financial advisor consulting fee is a fee to the Financial Advisor.

j) Also, the prospectus uses the phrase “Account fee” and “Investor Protection Program fee” interchangeably. If they are the same, please use one term consistently to avoid confusion.

RESPONSE: We have revised the disclosure for consistency.

k) Please include appropriate cross-references to the more detailed discussion of those features covered in the summary when applicable.

RESPONSE: We have included cross-references to further discussions of certain matters briefly described in the summary.

8. Incorporation of Certain Documents by Reference (page 6)

a) In addition to the documents listed, the registrant’s quarterly report for the period ended March 31, 2009 should be incorporated by reference. See Item 12(a)(2) of Form S-1.

RESPONSE: We have removed the periodic reports from this filing and will submit another pre-effective amendment to incorporate all necessary periodic reports.

b) The registrant’s Form 10-K and 10-Q do not appear to include the proper form of certification required under Section 302 of the Sarbanes-Oxley Act. The certification should make reference to the responsibility of the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting. Please amend the registrant’s 10-K and 10-Q filings, including the 10-Q filing noted in comment 1 above, to include the proper form of certification.

RESPONSE: We have noted this comment and will make corrective filings.

c) Please include the information required by Items (f) and (g). Note that the supplemental financial information should be provided for each quarter of the two most recent fiscal years, and also each quarter between the end of the most recent fiscal year and the latest balance sheet included in the filing.

RESPONSE: PHL Variable qualifies for the “reduced disclosure format” for its Form 10-K filings available pursuant to General Instruction I to Form 10-K. Under this format, the information otherwise required by item (f) is not required for registrants meeting the condition of General Instruction I to Form 10-K. As a result, PHL Variable does not prepare that information and believes a requirement for that information for an S-1 registration statement would be inconsistent with the availability of the “reduced disclosure format” and the ability to incorporate by reference previously issued and identified reports filed under the Securities Exchange Act of 1934 as permitted under Form S-1. PHL Variable will respond to the comment regarding item(g) in a separate correspondence filing.

9. Risk Factors (page 7)

a) Please reconcile the bolded paragraph at the end of the first bullet point under “Income Edge Lifetime Income Payments” with the disclosure under “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” on page 15, which describes a “Cure Period.”

Please make sure that reconciled disclosure is reflected wherever else applicable, e.g., first bolded sentence under on page 9.

RESPONSE: We have clarified the existence of and criteria for two different periods during which an Account’s investments can be restored to compliance with the investment limitations or “Permitted Ranges” in order for the certificate to remain in effect.

b) In the second paragraph under Financial Strength of PHL Variable Insurance Company on page 7 please identify the three NRSRO’s.

RESPONSE: We have added the requested disclosure.

c) Please disclose, in plain English, what would happen if the company were unable to pay for the benefits of the Income Edge.

RESPONSE: We have added responsive disclosure.

d) Withdrawals (page 8)

i. In the third bullet point, please provide parallel disclosure to the second sentence with respect to withdrawals prior to the RID that reduce Account value to zero. In doing so, please be clear as to whether you are talking about withdrawals before or on/after the RID.

RESPONSE: We have added responsive disclosure.

ii. In the third bullet point, please apply parenthetical “(or, if greater, the RMD)” consistently through this passage as well as throughout the prospectus. For example, the prospectus notes in the first bullet that withdrawals in excess of the

RIA or the RMD if greater, may reduce the benefit. However, the prospectus notes in the third bullet that withdrawals in excess of the RIA can terminate the benefit without mentioning the RMD, making it unclear whether this is the case where that withdrawal is also in excess of the RMD. Please also define the phrase RMD or provide an appropriate cross references as discussed above.

RESPONSE: We have clarified throughout the prospectus that the amount permitted for withdrawal without a reduction in the Retirement Income Base is the Retirement Income Amount or, for certificates issued as traditional IRAs, the required minimum distribution, if greater.

iii. In the second to last bullet point, please note that exercising the Annual Optional Increase may result in a higher RIB as well as higher Income Edge fees.

RESPONSE: We have added the requested disclosure.

e) Asset Allocation Strategies in the Account (page 9)

i. It is unclear whether changes in relative asset values of the investment options selected by an investor could result in investments that do not comply with the Permitted Ranges. If this is the case, please note this as a risk in this subsection and clarify whether the investor would receive notice of the event.

RESPONSE: We have added the requested disclosure.

ii. The prospectus states here and in the first bullet point in the Risk Factors section on page 7 that a model “becom[ing] inappropriate for [the investor’s] investment advisory account” could be deemed a failure to invest in accordance with the Permitted Ranges. Please clarify what is intended by this phrase, especially in a circumstance where the model is available for new investments and the investment allocations comply with the stated numerical ranges. Please also provide examples of the circumstances that could drive such a determination, and who or what entity makes such determinations.

RESPONSE: We have added clarifying disclosure.

f) The prospectus notes in the withdrawal subsection of the Risk Factors section that withdrawals before the RID will reduce the RIB. In the last bullet point, the prospectus separately notes that withdrawals taken “to invest in another investment account or other [non-qualified] asset allocation strategy” may result in a reduction of the RIB. Please confirm that such withdrawals only reduce the RIB if taken before the RID (by, for example, inserting a clause that indicates that the withdrawals taken as a consequence of the dissatisfaction are made before the RID)

RESPONSE: We have clarified the effect of withdrawal taken to invest in a different investment account as a result of dissatisfaction in the last bullet point of the section “Asset Allocation Strategies Eligible for the Income Edge”.

g) Timing Issues (page 9)

i. Based on comparison of first bullet point here with that under “How does the Income Edge Work?” on page 4, it appears that the certificate date and the calculation of the RIB must both occur on a business day. Please clarify all relevant disclosure to make this clear in lieu of explaining that the RIB is determined “as of the close of business on the first business day . . .”

Please also note that “business day” is not defined until page 15.

RESPONSE: We have clarified the value used to determine the RIB here and where similar disclosure appears elsewhere in the prospectus and have defined “business day” in the first bullet point under “How does the Income Edge Work?”

ii. Please be more precise in the first sentence of the second bullet point, i.e., “(after you first purchase your Income Edge)” vs. “(after your Certificate Effective Date).”

RESPONSE: We have revised the disclosure accordingly.

iii. Please reconcile the last sentence of the second bullet point with the disclosure under “Increases From Additional Contributions to Your Account” on page 21 with respect to the Liquidation Period in terms of when and why some assets would be refunded instead of retained in the Account. The prospectus should also indicate whether any notice of the refund or retention of assets will be provided.

Please also note that the possibility of retention while keeping the Income Edge is inconsistent with the disclosure in the first bullet point of the Risk Factors section that failure to invest all Account assets in compliance with the Permitted Ranges terminates the Income Edge guarantee. Please reconcile these inconsistencies.

RESPONSE: We have clarified the disclosure as requested and have made clear that assets that are not invested in accordance with the Permitted Ranges within the applicable period will be returned to the customer and not covered by the Income Edge.

iv. If applicable depending on response to comment iii. Above, please disclose the interaction between the Liquidation Period and the termination of the Income Edge after 5 business days due to failure to comply with the Permitted Ranges. On the one hand, if assets are refunded at the end of the Liquidation Period, there would appear to be no possibility of terminating the Income Edge as these assets “would not be eligible for the Income Edge.” However, if assets are retained, termination would appear at hand. Such disclosure should be provided where applicable.

RESPONSE: We have revised the disclosure regarding the Liquidation Period to be clear that this concept applies only to contributions made after the Certificate Effective Date. Accordingly, the result of a refund of assets due to the failure to invest within the Permitted Ranges during the Liquidation Period would be to maintain the Retirement Income Base and Retirement Income Amounts at levels determined on the basis of the Account value and activity without addition of the assets.

v. Please be more precise in the first sentence of the third bullet point, i.e., “decreases to $0 solely due to poor market performance prior to the Retirement Income Date.”

RESPONSE: We have revised the first sentence of the third bullet point as requested.

vi. In the second sentence of the last bullet point, please clarify that the RIB “[may] be increased . . . in a proportionate amount, based on the amount of the contribution (or some portion thereof).”

RESPONSE: We have clarified the disclosure to describe how the proportionate increase is determined.

h) Income Edge Fee (page 10). Please replace the current cross-reference with a cross-reference to “Annual Income Edge Fee” beginning on page 16. The current cross-reference is to a very general discussion of fees in the summary section.

RESPONSE: We have revised the cross reference as requested.

i) Regulatory Protections (page 10) In the second paragraph, please describe, if applicable, who or what entities would be subject to Advisers Act with respect to the sale of the Income Edge to investors.

RESPONSE: We have added the requested description.

10. The Income Edge Certificate (page 10)

a) Please be more precise in the third paragraph of the preamble as to when Income Edge lifetime payments will begin.

RESPONSE: We have clarified when lifetime income payments begin.

b) How Does Your Income Edge Work? (page 12) Please reconcile the second sentence of the first paragraph with the general requirement that all assets of an Account must comport with one of the Model Portfolios as described in rest of prospectus, for example, first bullet point under “Risk Factors” on page 7.

RESPONSE: We have reconciled the disclosure as requested.

c) About Investors Capital (page 12)

i) The prospectus notes in the first paragraph of this subsection that investors may make transfers among Model Portfolios only once every 90 days. Please note in the risk factors section the risk that this limit may preclude an investor from carrying out desired changes in asset allocations within a desired time frame.

RESPONSE: We have added the requested caveat.

ii) In the second paragraph, please disclose whether registered representatives will also assist clients as do Financial Advisors, and if so, the legal basis for doing so.

RESPONSE: We have clarified that registered investment advisor representatives can assist clients as Financial Advisors.

iii) Please identify and explain the role of the custodian.

RESPONSE: As Investors Capital will select and utilize the custodian as described in its customer brochure; Form ADV, Part II we have referred the reader to that document to ensure current information.

d) The Current Permitted Ranges for the Model Portfolios (page 13)

i) The bullet points in the “About the Model Portfolios” subsection notes what it refers to as the “approximate” allocation between equity and fixed income securities in each portfolio. The following section makes clear that this “approximate” percentage is simply a number within the range of permissible allocation percentages. The word “approximate” in this context appears misleading in light of the actual minimum and maximum “Overall” Equity and Fixed permitted under each Model Portfolio as disclosed at the end of the Style Allocation table and the disclosure should be revised accordingly.

RESPONSE: We have removed the word “approximate”.

ii) Please describe the terms “Large Cap”, “Mid Cap”, and “Small Cap US Equity”.

Moreover, the existing footnotes describing the other sub-asset classes are duplicative of the footnotes for the corresponding table provided in the Income Edge I prospectus. The footnotes made sense in the context of the prior product as the Income Edge I invested in individual securities and not necessarily individual funds. However, this is not necessarily the case in the current prospectus where the product is funded exclusively by individual funds and ETFs.

Therefore, please revise the footnotes describing the sub-asset classes to better tailor the description in light of the fact the investments that match the sub-asset class description are composed of individual funds and ETFs, i.e., it would seem that the sub-asset class descriptions would be worded more in terms of the type of investment objectives and strategies of the funds and ETFs constituting a particular sub-asset class.

RESPONSE: Generally, we have made the requested revisions. In lieu of describing the terms “Large Cap”, “Mid Cap”, and “Small Cap US Equity”, we have defined each sub-asset class, including those classes.

iii) Aside from the permitted Ranges of investments, please disclose any other limitations as to the types of individual funds and exchange traded funds (“ETFs”) (including a brief description of ETFs), for example, will they be affiliated and/or unaffiliated. If Investors Capital can use any and all funds or ETFs, then state so as well.

RESPONSE: We have revised the disclosure as requested.

iv) Please clarify to whom the investor should refer to get more information on the specific funds in which assets allocated to a particular group in a model will be invested.

RESPONSE: We have added disclosure referring the customer to Investors Capital for this information and also to his/her brokerage statements for the particulars on his/her Account investments.

v) Please note that the single asterisk footnote to the table does not appear necessary.

RESPONSE: We have removed the single asterisk within the definitions but retained the single asterisk footnote to the table as it reflects a maximum aggregate allocation to any of the sub-asset classes indicated by the single asterisk.

vi) Footnotes 8 and 9 should include ‘HQ’ or ‘High Quality’ to be consistent with the listing of the investments on the previous page.

RESPONSE: We have revised the referenced footnotes for consistency with the listing of investments in the table.

vii) In the last sentence, please disclose how the form may be obtained by written or oral request.

RESPONSE: We have added the requested disclosure.

e) What Happens if Your Contributions or Withdrawals or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges? – Cure Period (page 15)

Please explain to the staff the utility of having a “Cure Period” if the company is “not required to give [an owner] advance notice of termination,” especially in the circumstance noted in the previous subsection, i.e., where the violation occurs outside the control of the investor and presumably, therefore without the knowledge of the investor.

RESPONSE: The Cure Period exists to provide the Investors Capital with a period of time within which to adjust the investments to comply with the Permitted Ranges and is a term of the group contingent annuity contract entered into between PHL Variable and the investment manager. Certificate holders are on notice of the existence of this term by virtue of the language of the certificate and this prospectus disclosure.

f) What Happens if the Value of Your Account is Too Low for Investors Capital to Invest within the Permitted Ranges (page 15)

Please thoroughly explain the workings of the Income Edge if your Account is liquidated into cash including among other features the effect of subsequent contributions and withdrawals and when the Retirement Income Amount (“RIA”) is accessible.

RESPONSE: We have added disclosure to describe the fact that the terms of the certificate apply when the account is liquidated to cash, the effect of additional contributions that increase the account value over $10,000, and the corresponding requirements and provisions.

11. Annual Income Edge Fee (page 16)

a) The second example on page 17 includes references to “Model A” and “Model B,” which are terms associated with the Income Edge I prospectus. Please revise them and any other similar references accordingly.

RESPONSE: We have revised the disclosure accordingly.

b) Please be more precise in the second bullet under “For all certificates:” by replacing “new” with a more term or phrase that better keeps in line with prior and subsequent disclosure regarding higher fees, e.g., “reset” or “increased.”

RESPONSE: We have revised the disclosure to use the word “reset” in keeping with other disclosure.

12. Withdrawals from Your Account (page 17)

a) Please clarify that the last sentence of the second paragraph under “Definition of ‘Withdrawal’” is on or after the RID.

The same applies to the second sentence of the second paragraph under “How do you structure Withdrawals from Your Account?” on page 18 with respect to “withdrawals in excess of the Retirement Income Amount.”

RESPONSE: We have made the requested clarifications.

b) In the last paragraph under “How do you structure Withdrawals from Your Account?” on page 18, please disclose whether this applies to Accounts that have been liquidated into cash as described under “What Happens if the Value of Your Account is Too Low for Investors Capital to Invest within the permitted Ranges on page 15.

RESPONSE: We have added the requested disclosure.

c) Under “How Do You Know When You have Reached Your ‘Retirement Income Date’” and Can Start . . .” on page 18, please clarify what impact, if any, results if a 65th birthday falls on a non-business day. If there is no impact then please say so.

RESPONSE: Under the section entitled, “the Income Edge Certificate”, we have clarified that the occasion of certain events on a non-business day does not affect the calculations. Elsewhere we have clarified that the Retirement Income Amount is not available for withdrawal on non-business days.

d) How Do You Calculate How Much You Have Left To Withdraw In Any Calendar Year Without Reducing Your Retirement Income Base? (page 18)

Please revise the first two sentences to account for the impact that fees considered to be “Excess Withdrawals” (as disclosed on next page under “Withdrawals on or after the Retirement Income Date”) may have on or after the RID even if your remaining RIA is still greater than zero, i.e., not appropriate to say you can calculate “the maximum amount you have left.”

RESPONSE: We have made the requested revision.

e) In the last paragraph under “the Importance of Considering When to Start Making Withdrawals” on page 20, please provide contact information so that owners may obtain the relevant information.

RESPONSE: We have added contact information as requested.

13. Retirement Income Amount (page 20)

a) In light of comments 9.f.i. and 12.c. above, please revise the date the RIA is calculated under “How is Your ‘Retirement Income Amount’ Calculated?” and wherever else applicable accordingly including the second to last paragraph under “Increases as a Result of the Annual Optional Reset” on page 24 and any examples, such as those appearing on pages 22 and 23 which use the phrase “because it is the first business day following January 1.”

RESPONSE: We have added disclosure of the fact that certain events scheduled to occur on a non-business day will occur nevertheless using applicable values or information from the close of business on the immediately preceding business day and have also disclosed in several places that, while the Retirement Income Amount is calculated each January 1st, it is not available for withdrawal until the next following business day.

b) Under “Can My Retirement Income Amount Increase?” on page 21 please be clear as to the duration of such events (i.e., up through or beyond the RID) and include risk disclosure regarding potentially higher fees.

RESPONSE: We have revised the disclosure accordingly.

c) The prospectus notes in the same subsection that the RIB can increase if the investor exercises the Annual Optional Increase. The prospectus notes elsewhere that the Annual Optional Increase occurs unless the investor affirmatively rejects the increase. Please revise the disclosure in this subsection accordingly.

RESPONSE: We have revised the disclosure accordingly.

d) Please reconcile the latter part of the first paragraph under “Increases from Additional Contributions to Your Account” regarding cash contributions with the first paragraph under “What Happens if Your Contributions or Withdrawals or Other Actions Cause the Investments in Your Account to fall Outside the Permitted Ranges?” on page 15, i.e., if the means of how an Account ends up with excess cash is suppose to make a difference as to whether the Account is still within the Permitted Ranges then both sections should make this clear.

RESPONSE: We have clarified the identified disclosure.

e) The prospectus states in the third sentence of the first paragraph under “Increases from Additional Contributions to Your Account” that additional cash contributions before the RID increase the RIB by an amount equal to cumulative cash contributions after the effective date including the current contribution, less cumulative cash contributions after the effective date excluding the current contribution. Please either clarify supplementally why the prospectus does not simply state that contributions during this phase increase the RIB dollar for dollar or revise the statement accordingly.

RESPONSE: We have revised the disclosure regarding the effect of additional cash contributions before the RID as requested.

f) The prospectus notes in the following sentence that additional cash contributions before the RID increase the RIB by an amount equal to cumulative cash contributions after the effective date including the current contribution, less cumulative cash contributions after the effective date excluding the current contribution and less “cumulative withdrawals that have not withdrawn the RIB.” This states in a somewhat convoluted form that compliant withdrawals count against subsequent contributions in determining increases in the RIB. Please clarify supplementally why the prospectus doesn’t simply state this or revise the statement accordingly. Please also correct the third bullet point of the summary to note this adverse effect of compliant withdrawals on the RIB and provide corresponding revisions to the discussions of the effect of withdrawals on the RIB on page 12, on page 17, and elsewhere as applicable.

The formulation in this sentence also appears to leave open the possibility that cumulative withdrawals could count more than once against subsequent contributions. For example, if cumulative contributions after the effective date before the current contribution are $100, with cumulative compliant withdrawals that otherwise do not reduce the RIB of $20, and then a subsequent contribution of $10 is made that results in cumulative contributions of $110, the prospectus suggests that the RIB is not increased due to the previous cumulative compliant withdrawals of $20. If a second subsequent contribution of $10 were then to be made, the formulation suggests that the amount represented by the new contribution ($10, or $120 – $110 using the formulation in the sentence) would be wiped out by the same cumulative compliant withdrawals that were used to wipe out the previous subsequent contribution. Please clarify if this is intended.

RESPONSE: We have clarified the disclosure.

g) In the examples illustrating the effects of an additional $50,000 contribution on January 2, 2009 (two examples on page 22 and one example on page 23), the captions ‘Retirement Income Base’ and ‘Retirement Income Amount’ should refer to the values as of January 2, 2009. Currently, January 1, 2009 is referenced.

RESPONSE: We have corrected the date references.

14. Increases As A Result of The Annual Optional Increase (page 25)

a) The prospectus states that in the second paragraph of this subsection in bold that fees paid may increase if no action is taken in response to an Annual Optional Increase notice. The paragraph then notes in the fourth paragraph that the RIB will not increase if the Account Value is lower. Please clarify that in this case the failure to reject the Annual Optional Increase will not result in increased fees.

RESPONSE: We have clarified the disclosure as requested.

b) The second sentence of the third paragraph describes the amount by which the retirement income amount will increase as a result of the annual optional increase. The calculation provided, however, appears to calculate the entire increased retirement income amount.

RESPONSE: We have clarified the calculation of the increase in Retirement Income Amount as a result of an Annual Optional Increase that increases the Retirement Income Amount.

15. Income Edge Payments (page 25)

In the third sentence of the second example, the retirement income amount should be shown as $12,500.

RESPONSE: We have corrected the example.

16. General Information – Determining Whether An Income Edge is Right for you (page 26)

a) Please revise the disclosure to account for the impact that fees may have on Account value.

RESPONSE: We have made the requested revision.

b) Please revise this section of the prospectus to caution the investor that a factor to consider is how the types of investments to which the investor is restricted fits in with the investor’s overall savings goals.

RESPONSE: We have added the requested disclosure.

17. Divorce of Joint Spousal Owners of an Income Edge

Please reconcile or confirm accuracy of the last two sentences of the first paragraph under “One Former Spouse Remains the Sole Owner of the Account” on page 27 and the last sentence of the first paragraph under “Both Former Spouses Remains the Joint owner of the Account” on the same page.

Please apply same to the second paragraph under “One Former Spouse Remains the Sole Owner of the Account” on page 27 and the second paragraph under “Both Former spouses Remains the joint owner of the Account” on the same page.

RESPONSE: We have clarified disclosure in these sections to describe the date on which the certificate may terminate and the applicable Retirement Income Base. We eliminated the ability to purchase a single Income Edge guarantee on a jointly-owned account following a divorce and, accordingly, have revised the disclosure.

18. Miscellaneous Provisions (page 28)

a) Under “Periodic Communications to Income Edge Owners,” please disclose whether the Income Edge Fee Deduction Notice will identify the source and amount of any fees deducted.

RESPONSE: We have added disclosure describing that the notice will identify the amount of the fee deduction and describing the fact that Investors Capital takes fees on a pro rata basis.

b) Under “amendments to an Income Edge Certificate,” please disclose whether written notice of any changes to the group annuity contract will also be provided to owners.

RESPONSE: We have added the requested disclosure.

19. Experts (page 34)

Please confirm all relevant financial statements have been included and have also received appropriate consent.

RESPONSE: All relevant financial statements and the appropriate consent will be filed with or incorporated by reference into a subsequent pre-effective amendment.

20. Annual Statement

Please revise term “maturity date”

RESPONSE: We have revised this disclosure to refer to the “date lifetime income payments begin”.

PART II

21. For Exhibit 1 of Item 16, please disclose how the exhibit has been provided.

RESPONSE: Exhibit 1 of Item 16 was filed as an exhibit to the initial registration statement on August 17, 2009.

22. Please confirm accuracy of Exhibits 4(a) and (b), which relate to Income Edge I.

RESPONSE: The Form of Group Contingent Annuity Contract and Certificate identified as Exhibits 4(a) and (b) are applicable for this registration statement.

23. For Exhibit 13 of Item 16, please disclose how the exhibit has been provided.

RESPONSE: According to Item 601 of Regulation S-K, Exhibit 13 is not applicable to registration statements on Form S-1.

24. The staff considers the powers of attorney too vague as provided under Exhibit 24 of Item 16. Please resubmit them so as to be more specific to this particular Income Edge product.

RESPONSE: We have provided new powers of attorney specific to this registration statement.

25. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE: We will include any financial statements, exhibits, and any other required disclosure not included in this registration statement in a pre-effective amendment to the registration statement

26. Representations

RESPONSE: We acknowledge the Staff’s comments regarding the registrant’s responsibility for the accuracy and adequacy of disclosure, the availability of all information we provide to the Division of Investment Management and to the Division of Enforcement, the need for certain acknowledgements in the event the registrant and its underwriter make a request for acceleration of the registration statement and the need for a pre-effective amendment to the registration statement.

Should we and the underwriter request acceleration of a pre-effective amendment to the registration statement, we will include the necessary representations.

We appreciate your time in reviewing this filing. If you should have any questions with regard to this filing, please contact me at (860) 403-6486.

Sincerely,

/S/ MARY K. (KATE) JOHNSON
Mary K. (Kate) Johnson
Counsel
Phoenix Life Insurance Company